[MORRIS, MANNING & MARTIN, LLP LETTERHEAD]


May 13, 2005                                          Heath D. Linsky
                                                      404-504-7691
                                                      hdl@mmmlaw.com
                                                      www.mmmlaw.com

Securities and Exchange Commission
Main Filing Desk
Mail Stop 0409
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

     Re:   Cole Credit Property Trust II, Inc.
           Amendment No. 3 to Registration Statement on Form S-11
           Registration Statement on Form S-11 Filed April 11, 2005 Registration No. 333-121094

Ladies and Gentlemen:

         On behalf of Cole Credit Property Trust II, Inc. (the "Company"), please find transmitted herewith for filing the Company's Pre-Effective Amendment No. 3 (the "Amendment") to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the "Commission") on December 9, 2004 (Registration No. 333-121094) and as amended by Pre-Effective Amendment No. 1 filed with the Commission on February 24, 2005 and as further amended by Pre-Effective Amendment No. 2 filed with the Commission on April 11, 2005 (the "Registration Statement"), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.

         The Amendment is being filed principally in response to comments of the Staff set forth in the Commission's letter dated May 3, 2005. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission's letter. References to page numbers (other than in headings taken from the Commission's letter) are to pages of the Prospectus (the "Prospectus") as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.

MORRIS, MANNING & MARTIN, LLP

  Securities and Exchange Commission
  Page 2

         On behalf of the Company, we respond to the specific comments of the Staff as follows:

  FORM S-11

  GENERAL

  1. PLEASE NOTE THE REVIEW OF YOUR REQUEST FOR NO ACTION RELIEF REGARDING YOUR SHARE REDEMPTION PROGRAM IS ONGOING.

         RESPONSE: The Company notes the continuing review of its request for no-action relief regarding its share redemption program. Please advise us if the Staff requires any additional information.

  2. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 7; HOWEVER, PLEASE NOTE THAT WE ARE NOT TAKING A POSITION ON YOUR ASSERTION THAT TENANT-IN-COMMON INTERESTS ARE "REAL ESTATE INTERESTS" UNDER SECTION 3(c)(5)(C) OF THE INVESTMENT COMPANY ACT.

         RESPONSE: The Company notes the Staff is not taking a position on the Company's assertion that tenant-in-common interests are "real estate interests" under Section 3(c)(5)(C) of the Investment Company Act.

  3. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 8; HOWEVER, WE REISSUE OUR PREVIOUS COMMENT. PLEASE DISCLOSE UNDER A SEPARATE SECTION THE INFORMATION REQUIRED BY ITEM 404.

         RESPONSE: The disclosure has been revised in response to the Staff's comment by adding a new section captioned "Management - Certain Relationships and Related Transactions" beginning on page 57 of the Prospectus.

  THE OFFERING, PAGE 11

  4. WE NOTE THE LAST SENTENCE OF THE FIRST PARAGRAPH STATES THAT YOU MAY TERMINATE THE OFFERING AT ANY TIME. PLEASE REVISE TO STATE YOU MAY TERMINATE THIS PRIMARY OFFERING ANYTIME PRIOR TO THE STATED TERMINATION DATE.

         RESPONSE: The disclosure under the captions "Prospectus Summary - The Offering" on page 11 of the Prospectus and "Plan of Distribution - The Offering" on page 130 of the Prospectus has been revised in response to the Staff's comment.

  RISK FACTORS

  RISKS RELATED TO CONFLICTS OF INTEREST, PAGE 21

MORRIS, MANNING & MARTIN, LLP

  Securities and Exchange Commission
  Page 3


  WE MAY PARTICIPATE IN TENANT-IN-COMMON PROGRAMS WITH AFFILIATES OF OUR ADVISOR THAT WILL NOT BE THE RESULTS OF ARM'S LENGTH NEGOTIATIONS AND WILL RESULT IN CONFLICTS OF INTEREST, PAGES 22-23

  5. IN CONNECTION WITH YOUR RESPONSES TO PRIOR COMMENT 18, WE NOTE NO RISK FACTOR DISCLOSURE REGARDING YOUR CONTRACTUAL OBLIGATION TO PURCHASE THE UNSOLD TIC INTERESTS AND TO PROVIDE SECURITY FOR THESE GUARANTEES. PLEASE REVISE TO DISCUSS THESE ADDED RISKS ACCORDINGLY.

         RESPONSE: The Company respectfully submits that it previously revised the disclosure to indicate that the Company may co-invest with a Cole Exchange Entity or purchase a tenant-in-common interest from a Cole Exchange Entity. It does not intend to provide any other accommodation or support for such programs. As a result, the Company does not intend to enter into any contractual arrangements pursuant to which the Company would be obligated to purchase in the future any unsold tenant-in-common interests from a Cole Exchange Entity. Further, the Company does not intend to provide any security for any guarantees associated with a tenant-in-common program. Like the other co-tenants, the Company will be a borrower under the mortgage loan relating to the applicable property that is the subject of the tenant-in-common interest. However, the loan is not recourse against the Company except to the extent of customary lender carve-outs described in the Prospectus. As a result, except in limited circumstances, the lender's recourse for defaults on the loan is through foreclosure of the property. The Company has revised the disclosure under the captions "Risk Factors - Risks Related to Conflicts of Interest - We may participate in Tenant-in-Common Programs with affiliates of our advisor that will not be the result of arm's-length negotiations and will result in conflicts of interest" and "Risk Factors - Risks Associated with Section 1031 Exchange Transactions and Tenant-in-Common Investments" on pages 22 and 37-39, respectively of the Prospectus to clarify the Company's intent with respect to Tenant-in-Common Programs, including the Company's liability with respect to mortgage loans relating to the underlying properties. In light of the fact that the Company does not intend to enter into contractual obligations to purchase unsold tenant-in-common interests, the Company has not addressed this type of agreement in the risk factors.

  6. REVISE TO DELETE ALL MITIGATING LANGUAGE FROM THE TEXT OF YOUR RISK FACTOR HERE AND ON PAGES 38-39. FOR EXAMPLE, REVISE TO DELETE THE
         FOLLOWING:

                  - SECOND SENTENCE IN THIS RISK FACTOR BEGINNING, "ALTHOUGH WE DO NOT PRESENTLY..." AND ENDING, "...IS IN OUR BEST INTEREST;"

MORRIS, MANNING & MARTIN, LLP

  Securities and Exchange Commission
  Page 4

                  -      FIRST DEPENDENT CLAUSE OF THE FOURTH SENTENCE
                         STATING, "IN THE EVENT THAT OUR BOARD OF DIRECTORS..." AND ENDING, "BEST INTEREST TO PARTICIPATE IN THE TENANT-IN-COMMON PROGRAM;"

         CURRENTLY, THESE PHASES MITIGATE THE RISK OF YOUR PARTICIPATION IN THE TIC PROGRAM AND ARE THEREFORE INAPPROPRIATE FOR RISK FACTOR DISCLOSURE.

         RESPONSE: The disclosure under the captions "Risk Factors - Risks Related to Conflicts of Interest - We may participate in Tenant-in-Common Programs with affiliates of our advisor that will not be the result of arms' length negotiations and will result in a conflict of interest" beginning on page 22 of the Prospectus and "Risk Factors - Risks Associated with Section 1031 Exchange Transactions and Tenant-in-Common Investments - We may have increased exposure to liabilities from litigation as a result of our participation in a Tenant-in-Common Program" beginning on page 37 of the Prospectus, has been revised in response to the Staff's comment.

  THE ADVISOR, PAGE 53

  THE ADVISORY AGREEMENT, PAGES 55-56

  7.     WE NOTE YOUR RESPONSE TO PRIOR COMMENT 22 FROM OUR LAST LETTER ON PAGE
         56. SINCE YOUR CEO AND CFO ARE EMPLOYED BY YOUR CURRENT ADVISOR, PLEASE REVISE TO DESCRIBE WHO WILL DETERMINE WHETHER A SUBSTITUTE ADVISOR HOLDS SUFFICIENT QUALIFICATIONS. FURTHER, REVISE TO DESCRIBE THE FACTORS USED TO DETERMINE WHETHER AN ADVISOR ASSIGNEE OR SUBSTITUTE ADVISOR HOLDS SUFFICIENT QUALIFICATIONS AND JUSTIFIES THE COMPENSATION PAYABLE TO YOUR CURRENT ADVISOR.

         RESPONSE: The disclosure under the caption "Management - The Advisory Agreement" on page 55 of the Prospectus has been revised in response to the Staff's comment.

INVESTMENT OBJECTIVES AND POLICIES,

TYPES OF INVESTMENT, PAGES 70-71

  8. IN CONNECTION WITH YOUR RESPONSE TO PRIOR COMMENT 23 AND NOTING YOUR CONTINUED RISK FACTOR DISCLOSURE ON PAGE 21, WE NOTE THAT YOU HAVE NOT IDENTIFIED ANY SPECIFIC FOREIGN COUNTRIES OR REGIONS WHERE YOU MAY INVEST IN MORTGAGE LOANS OR PARTICIPATIONS IN MORTGAGE LOANS SECURED BY REAL PROPERTY LOCATED IN FOREIGN COUNTRIES. PLEASE REVISE YOUR DISCLOSURE ON PAGE 71 TO CLARIFY WHAT YOU MEAN BY REGION, I.E. REGION IN THE UNITED STATES OR REGION ON ANOTHER CONTINENT? FURTHER, IF APPROPRIATE, PLEASE ADD A RISK FACTOR DESCRIBING ANY POTENTIAL IMPACT THAT THESE FOREIGN INVESTMENTS WILL HAVE ON YOUR ABILITY TO QUALIFY OR MAINTAIN YOUR QUALIFICATION AS A REIT UNDER THE UNITED STATES INTERNAL REVENUE CODE AND

MORRIS, MANNING & MARTIN, LLP

  Securities and Exchange Commission
  Page 5

         YOUR ABILITY TO MAINTAIN AN EXCEPTION OR EXEMPTION FROM THE INVESTMENT COMPANY ACT OF 1940.

         RESPONSE: After further evaluating its investment objectives and strategy, the Company currently does not intend to invest in real property outside the United States. Accordingly, it has removed the disclosure relating to such foreign investments from the Prospectus. Therefore, the Company believes that the Staff's comment is no longer applicable.

  9. PLEASE DISCLOSE ANY LIMITATION ON THE PERCENTAGE OF FOREIGN ASSETS YOU MAY ACQUIRE, SUCH AS WHETHER THESE INVESTMENTS FALL WITHIN THE 20% MISCELLANEOUS CATEGORY DESCRIBED IN YOUR INVESTMENT COMPANY ACT RISK FACTOR ON PAGE 25.

         RESPONSE: As discussed above, after further evaluating its investment objectives and strategy, the Company currently does not intend to invest in real property outside the United States. Accordingly, it has removed the disclosure relating to such foreign investments from the Prospectus. Therefore, the Company believes that the Staff's comment is no longer applicable.

  10. FURTHER, IF APPLICABLE, PLEASE DISCUSS WHETHER THE AMOUNT OF DISTRIBUTIONS YOU MAY BE ABLE TO GENERATE FROM SUCH FOREIGN ASSETS MAY BE LIMITED OR REDUCED BY THE FOREIGN NATURE OF THESE ASSETS. FOR EXAMPLE, WE NOTE YOU MAY BE REQUIRED TO PAY FOREIGN INCOME AND OTHER TAXES ON ASSETS ATTACHED TO REAL PROPERTY LOCATED OUTSIDE THE UNITED STATES WHICH MAY LOWER THE AMOUNT OF CASH AVAILABLE TO PAY YOUR DISTRIBUTIONS.

         RESPONSE: As discussed above, after further evaluating its investment objectives and strategy, the Company currently does not intend to invest in real property outside the United States. Accordingly, it has removed the disclosure relating to such foreign investments from the Prospectus. Therefore, the Company believes that the Staff's comment is no longer applicable.

  TENANT-IN-COMMON PROGRAM, PAGES 79-80

  11. WE NOTE YOUR DUPLICATED DISCLOSURE ON PAGES 22, 38 AND 80. WE REISSUE PRIOR COMMENT 24 FROM OUR LAST LETTER. REVISE THIS SECTION TO PROVIDE GREATER DETAIL REGARDING THE ROLE OF EACH ENTITY REGARDING FEES AND THE EXCHANGE OF THESE TIC INTERESTS. WHEN WE REQUESTED THIS DISCLOSURE WE CITED EXAMPLES OF POTENTIALLY HELPFUL DISCLOSURE. IF COLE CAPITAL PARTNERS OR COLE CAPITAL CORPORATION WILL RECEIVE CONSIDERATION FOR ACQUIRING PROPERTIES RATHER THAN THE COLE EXCHANGE ENTITY, SO STATE. PLEASE IDENTIFY ANY ELIGIBLE ENTITY THAT WILL PREPARE AND MARKET THE PRIVATE PLACEMENT OFFERINGS AND SELL THESE INTERESTS. WE ALSO REQUESTED THAT

MORRIS, MANNING & MARTIN, LLP

  Securities and Exchange Commission
  Page 6


         YOU SPECIFY WHAT TYPES OF SECURITY COLE CREDIT WILL OFFER FOR THE GUARANTEES. PLEASE REVISE ACCORDINGLY.

         RESPONSE: The disclosure under the captions "Risk Factors - Risks Related to Conflicts of Interest - We may participate in Tenant-in-Common Programs with affiliates of our advisor that will not be the result of arm's-length negotiations and will result in conflicts of interest," "Risk Factors - Risks Associated with Section 1031 Exchange Transactions and Tenant-in-Common Investments" and "Investment Objectives and Policies - Tenant-in-Common Program" on pages 22, 37-39 and 79-81, respectively, of the Prospectus has been revised to clarify and provide greater detail regarding the role of each entity and the fees payable in connection with the transactions. The Company respectfully notes that it will not pay any fees to the Cole Exchange Entity in connection with its participation in a Tenant-in-Common Program. The Company discloses that the Cole Exchange Entity will market the tenant-in-common interests through a registered broker dealer, currently Cole Capital Corporation. The Company further clarifies the guaranty for each loan is a mortgage on the underlying property.

  12. FURTHER, RATHER THAN STATE THAT COLE CAPITAL WILL RECEIVE SUBSTANTIAL FEES, WE ASKED YOU TO DESCRIBE HOW THESE ACCOMMODATION FEES WILL BE DETERMINED, AND DISCUSS WHETHER THERE ARE SEPARATE FEES THAT YOU WILL RECEIVE FOR CONTRACTING TO ACQUIRE ANY AND ALL UNSOLD CO-TENANCY INTERESTS FROM A COLE EXCHANGE ENTITY. FOR EXAMPLE, DESCRIBE WHETHER "NO FEES AT ALL WILL BE CHARGED," "NO APPRECIATION IN THE VALUE OF THE TIC INTEREST WILL BE CHARGED" OR BOTH WHEN YOU SAY "AT COST." ALSO, WHAT WILL BE THE BASIS FOR THE "CURRENT APPRAISED VALUE OF THE PROPERTY INTERESTS?" WILL YOU SEEK INDEPENDENT THIRD PARTY APPRAISALS OR DETERMINE MARKET VALUE IN ANOTHER MANNER? WE NOTE YOUR ADVISORY AGREEMENT, EXHIBIT 10.2 DEFINES "APPRAISED VALUE" AS AN APPRAISAL MADE BY AN INDEPENDENT APPRAISER AS DEFINED IN EXHIBIT 10.2. WE NOTE YOUR EXTENSIVE PRIOR PERFORMANCE DEALING WITH THE ACQUISITION AND SALE OF TIC INTERESTS; THEREFORE, IT WOULD NOT APPEAR OVERLY BURDENSOME TO PROVIDE INVESTORS WITH FULL AND FAIR DISCLOSURE REGARDING THIS POTENTIALLY SIGNIFICANT ASPECT OF YOUR OPERATIONS.

         RESPONSE: As discussed above, the Company may participate in a Tenant-in-Common Program by co-investing in the property with the Cole Exchange Entity or by purchasing a tenant-in-common interest from the Cole Exchange Entity. The Company will not provide any other accommodation or support to a Cole Exchange Entity. The Company has revised the disclosure under the caption "Investment Objectives and Policies - Tenant-in-Common Program" beginning on page 79 of the Prospectus to clarify the fact that the Company will not pay any fees or reimburse expenses of the Cole Exchange Entity. Further, the Company clarifies that, in the event it purchases a tenant-in-common interest from a Cole Exchange Entity, it will do so generally at the Cole Exchange Entity's cost, before expenses

MORRIS, MANNING & MARTIN, LLP

  Securities and Exchange Commission
  Page 7

  and fees, unless the board of directors, including a majority of the disinterested directors and the independent directors, determines that a substantial justification exists for payment of a price in excess of the Cole Exchange Entity's cost. The Company also has revised the disclosure to clarify that, in the event an appraisal is necessary, an independent appraiser will determine the appraised value.

  LIQUIDITY AND CAPITAL RESOURCES, PAGE 85

  13. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 25. REGARDING YOUR INFORMAL ARRANGEMENT TO RECEIVE ADVANCES FROM YOUR ADVISOR BEYOND REIMBURSEMENT FOR ORGANIZATIONAL AND OFFERING EXPENSES, PLEASE STATE WHAT INTEREST RATE, IF ANY, YOU WILL BE CHARGED FOR THESE ADVANCES. FURTHER, CONFIRM WHETHER YOUR ADVISOR WILL SET ANY REPAYMENT DEADLINES FOR THESE ADVANCES.

         RESPONSE: The disclosure under the caption "Plan of Operation - Liquidity and Capital Resources" beginning on page 85 has been revised in response to the Staff's comment.

  EXCLUDED DISTRIBUTIONS, PAGE 124

  14. IN CONNECTION WITH YOUR RESPONSE TO PRIOR COMMENT 27, SUPPLEMENTALLY, PLEASE TELL US, WITH A VIEW TOWARD DISCLOSURE, WHAT IMPACT THESE EXCLUDED DISTRIBUTIONS MAY HAVE ON MEETING YOUR REQUIRED 90% REIT DISTRIBUTIONS BASED ON TAXABLE INCOME. FOR EXAMPLE, WHAT GUIDELINES WILL BE USED IN WHEN OR HOW TO DETERMINE THE AMOUNT OF AN EXCLUDED DISTRIBUTION? IF YOUR CASH ACCOUNT IS LOW, MAY YOU USE THIS EXCLUDED DISTRIBUTION TO ASSIST IN MEETING THE REQUIRED REIT DISTRIBUTIONS?

         RESPONSE: The determination of whether all or part of a distribution will be deemed to be an "excluded distribution" is separate and unrelated to the required 90% REIT distributions. In its initial determination of whether to make a distribution and the amount of the distribution, the board of directors will consider, among other factors, the Company's cash position and the requirement that the Company distribute 90% of its taxable income. Once the board determines to make the distribution, it will then consider whether all or part of the distribution will be deemed to be an excluded distribution for purposes of the distribution reinvestment plan. In most instances, the Company expects that the board of directors would not deem any of the distribution to be an excluded distribution. In that event, the amount distributed to participants in the distribution reinvestment plan will be reinvested in common stock of the Company and the net proceeds from the reinvestment will be available as capital to the Company. If all or a portion of the distribution is deemed to be an excluded distribution, the distribution will be made to the

MORRIS, MANNING & MARTIN, LLP

  Securities and Exchange Commission
  Page 8


  stockholders and the excluded portion will not be reinvested in the Company. As a result, the Company would not be able to use any of the excluded distribution to assist in meeting future distributions and the stockholders would not be able to use the distribution to purchase additional shares of our common stock through the distribution reinvestment plan.

         The Company notes that the purpose of the determination of whether or not all or a portion of a distribution will be an excluded distribution will be based on whether the board believes that the distribution should be eligible for reinvestment in the distribution reinvestment plan. The determination will have no impact on the amount distributed in the distribution. The excluded distributions will be made to the Company's stockholders, in accordance with the applicable requirements, as with any other distribution. The Company anticipates that the most likely situation where distributions will be excluded distributions is when the Company has determined that it does not want distribution reinvestments, such as would be the case when the Company is in the process of selling assets and distributing proceeds in the ultimate liquidation of the Company.

  PRIOR PERFORMANCE TABLES

  TABLE II, PAGE A-9

  15. WE NOTE YOUR RESPONSE TO COMMENT 30. EXPLAIN TO US AND DISCLOSE WHY YOU DID NOT RAISE ANY MONIES IN THE OFFERINGS OF YOUR 20 PRIOR PROGRAMS AGGREGATED UNDER FOOTNOTE (5) TO TABLE II ON PAGE A-16. ALSO EXPLAIN WHY YOU DID NOT INCUR ANY UNDERWRITING FEES AND ADVISORY FEES FOR THESE PROGRAMS. IF THE OFFERINGS FROM THESE PROGRAMS DID NOT CLOSE IN THE MOST RECENT THREE YEARS, THEN TELL US HOW YOU CONSIDERED THE REQUIREMENTS OF INSTRUCTION 1 TO TABLE II OF INDUSTRY GUIDE 5 OR REVISE ACCORDINGLY.

         RESPONSE: The aggregated amounts for the 20 Other Programs described under Table II on page A-16 do not include any amounts raised, any underwriting fees or any advisory fees as the offerings did not close in the most recent three years. Therefore, those amounts were recognized in a period outside of the time frame for this table. The Company respectfully submits that it has included the amounts for the 20 Other Programs in accordance with Instruction 1 to Table II of Guide 5, which states:

         Include in a separate column for each program aggregated payments made to the sponsor only by real estate programs the offering of which closed in the most recent three years. Include in another separate column aggregate payments to the sponsor in the most recent three years from all other programs and indicate the number of programs involved.

MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
Page 9

         The Company submits that, as Table II is designed to disclose the compensation paid to the sponsor over the most recent three years, it has interpreted the instructions to require that new programs closed within the most recent three years be shown separately and older programs be aggregated, but that all compensation received from all programs over the most recent three years be disclosed. The Company has revised its disclosure in footnote
  (5) on page A-17 in response to the Staff's comment.

         If you have any questions regarding this letter, please do not hesitate to contact the undersigned at (404) 504-7691 or David M. Calhoun, Esq. at
  (404) 504-7613.

                                      Best regards,

                                      MORRIS, MANNING & MARTIN, LLP

                                      /s/ Heath D. Linsky
                                      -----------------------------
                                      Heath D. Linsky

cc:  Blair D. Koblenz
     David M. Calhoun